Sub-Item 77O

                           Rule 10f-3 Transactions

      On December 6, 2001, Dreyfus Premier Core Bond Fund (the "Fund") of Dreyfus Premier Fixed Income Funds purchased, at $99.86, $4,979,300.00 in Cingular Corp Bonds (the "Bonds").

      The Fund's Board of Directors ratified the purchases as in compliance with the Fund's Rule 10f-3 Procedures, at the Fund's Board meeting held on May 7, 2003.